Writer’s Direct Dial: +1 (212) 225-2556
E-Mail: pmarcogliese@cgsh.com

March 6, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinterest, Inc.

Draft Registration Statement on Form S-1

Submitted January 7, 2019

CIK: 0001506293

Dear Mr. Kauten:

On behalf of our client, Pinterest, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 12, 2019, with respect to the above-referenced Draft Registration Statement (the “Draft Registration Statement”) on Form S-1 submitted on January 7, 2019.

The Company has confidentially submitted today Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the draft version submitted on January 7, 2019.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Mr. Jeff Kauten

Securities and Exchange Commission

Summary

Risk Factors Summary, page 5

1.

Please disclose in the prospectus summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Disclose the percentage of the voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview / History, page 56

2.

Please revise your overview section to provide insight into the material challenges, risks and opportunities focused on by your management. For example, we note that you “currently only monetize in certain countries and currencies.” Discuss your significant challenges in monetizing your user base in other countries compared to the United States. Please also discuss any material trends or uncertainties in your effort to increase the number of users in certain demographic populations such as men as you state you intend to do on page 13. Finally, we note that 85% of your searches occur on mobile devices. Explain how the differences in mobile devices compared to desktop impact your approach to advertising. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 68 to discuss the challenges, risks and opportunities focused on by management in greater detail. With respect to searches on mobile devices, the Company respectfully advises the Staff that there are no material differences in the Company’s advertising strategy with respect to users accessing the service on desktop versus on mobile applications.

Key Metrics, page 57

3.

You state in the risk factors section on page 28 that you regularly review metrics to “evaluate growth trends and the depth and quality of engagement of Pinners” in addition to the number of active users. Please disclose the key metrics that management uses to manage the business for each period presented. You state that in the past, you relied on metrics such as “saving a Pin” and “clicking and other activities.” As part of your response, clarify whether you still measure these activities. Refer to Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the key metrics management uses to manage the business are presented in Amendment No. 1 beginning on page 64, particularly monthly active users (MAUs) and average revenue per user (ARPU), in each case in the United States and internationally. Management uses these key metrics to assess the growth and health of the overall business and make strategic decisions about the business. The Company also believes MAUs and ARPU best reflect the Company’s ability to attract, retain, engage and monetize its users, and therefore drive revenue. As a result, the Company believes these are the metrics that are material to an investor’s evaluation of the business.

Mr. Jeff Kauten

Securities and Exchange Commission

The Company has the ability, like others in its industry, to track many other metrics across its business, including Pin saves and clicks. These other metrics are used by the Company to develop, test and evaluate its products while also driving better understanding of the platform. To the extent a change in one of these other metrics would impact the Company’s business, management believes that it would observe the impact of those changes in MAUs, ARPU or both.

Trends in User Metrics, page 57

4.	Please disclose the proportion of your weekly average users (WAU) to monthly average users (MAU) for all periods presented.

The Company respectfully advises the Staff that because the proportion of WAUs to MAUs has remained consistent over time, as disclosed on page 65, it does not believe that disclosing the proportion as of additional periods would be material to investors or necessary for an understanding of the Company’s business. The proportion of WAUs to MAUs as of December 31, 2016, 2017 and 2018 remained consistent at 58%, 58% and 57%, respectively.

Trends in Monetization Metrics, page 59

5.

Your rate of monetization outside of the United States is consistently and significantly less than the monetization rate within the United States, as noted from your tabular presentations of “Quarterly Average Revenue per User” for the United States and International on page 60. Please provide quantitative context regarding the nature of and reasons for the monetization disparity. For example, address how the disparity of International ARPU may be driven by volume of advertisers, reduced ad pricing in comparison to the United States, or other quantitative factors. Disclose the extent these or other factors indicate any material trends impacting your future results or financial position.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67, as well as added additional disclosure on pages 4, 26 and 86.

Results of Operations, page 63

6.	Please ensure that you provide an indication of the magnitude of each of the factors you identify that caused material changes in revenue. Address the following:

•

Clarify how the increase in average MAUs, which you attribute primarily to international user growth that monetizes at a relatively low rate, contributed to the increase in revenue. Revise to include the change in international revenues in order to provide context to this statement; and

Mr. Jeff Kauten

Securities and Exchange Commission

•

Revise to quantify the increase in the number of advertisements delivered, as well as the increase in the number of advertisers and the increase in demand from existing advertisers that each contributed to such increase. In this regard, we note that the number of ad impressions and the number of advertisers are among the variables that impact your growth in monetization affecting your performance, based on your discussion on page 61.

Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 71. The Company also respectfully advises the Staff that separate quantification of the change in number of advertisements delivered, number of advertisers or demand from existing advertisers is not necessary in order to understand the Company’s business at this stage of its monetization strategy. Given the Company’s deliberate and sequenced approach to monetization, these factors should not be viewed in isolation. Rather, it is through a qualitative description of these factors that an investor is able to see the Company’s business through the eyes of management. To the extent there is a change in one of those factors, the Company believes that the impact of those changes can already be observed in the change in ARPU.

Liquidity and Capital Resources, page 70

7.

Your discussion and analysis of liquidity and capital resources should address known or reasonably likely short-term and long-term cash requirements. Please revise to address the existence and timing of your anticipated cash requirement to satisfy the payroll tax remittance obligations associated with the vesting of RSUs and exercise of stock options, as noted from your disclosure in the middle of page 38. Refer to Section IV.A of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and advises the Staff that the source, timing and estimate of the tax remittance obligations, including payroll tax, associated with the vesting of RSUs and the exercise of stock options has not yet been determined. Once the treatment of those obligations has been determined, the Company will revise the disclosure on page 76 in a future amendment.

General

8.

You cite to two studies by Comscore of which one was commissioned by the company. With each reference to a study by Comscore, please revise to state whether the information is based on the commissioned study or the independent study. In addition, clarify your statement that the “reports were based on surveys of monthly users” and weekly users to indicate whether the definition of monthly user and weekly user is the same as monthly active user and weekly active user. Finally, file a consent for each commissioned study pursuant to Rule 436 of the Securities Act.

Mr. Jeff Kauten

Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to state whether references to the Comscore studies are to the commissioned study or the independent study and to clarify the definition of monthly and weekly users.

With respect to consents for the commissioned studies, the Company respectfully submits that Comscore, Talk Shoppe and Oracle, as well as Analytic Partners, Inc. and Millward Brown, are not “experts” within the meaning of Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended, provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that these third party providers of the studies are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that the third party providers of the studies should not be considered “experts” within the meaning of Rule 436.

9.

Please provide supplemental support for your statement that you “reach 41% of internet users” in the United States. We note that you had 80 million monthly active users in the United States as of September 30, 2018 which is approximately 25% of the total population of the United States.

The Company advises the Staff that the statement is based on the independent Comscore study and that the supplemental support will be sent to the Staff in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the Company’s counsel upon completion of the Staff’s review process. That data has been updated to the latest available, January 2019, in Amendment No. 1.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 15 and 85. The Comscore data compares Pinterest’s total unique visitors, defined as the estimated number of different internet users in the United States that visited Pinterest’s website or mobile app during the reported month, to the total unique visitors to mobile and desktop properties in the United States during that same month, which is different than the Company’s calculation of MAUs. As described on pages 30 and 31, the Company measures MAUs, which are logged-in Pinterest users who visit its website or opens its mobile application at least once during the measurement period. The Company does not count a visitor that is not logged in to their account as an MAU.

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Mr. Jeff Kauten

Securities and Exchange Commission

The Company respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

11.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and confirms that it will supplementally provide the Staff with any additional graphical materials or artwork it intends to use in the prospectus.

*    *    *

Please direct any comments regarding this submission to Pamela L. Marcogliese at (212) 225-2556.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese

cc:	Melissa Walsh
Stephen Krikorian
Jan Woo
Securities and Exchange Commission

Benjamin Silbermann
Christine Flores
Monifa Clayton
Pinterest, Inc.

Ethan A. Klingsberg
Jeffrey D. Karpf
Cleary Gottlieb Steen & Hamilton LLP

Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP